Submitted via EDGAR Correspondence

March 13, 2009

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:

Petaquilla Minerals Ltd.

Form 20-F/A for the Transition Period Ended May 31, 2008

Filed November 26, 2008

Form 6-K Furnished November 28, 2008

Comment Letter Dated January 30, 2009

File No. 000-26296

Dear Mr. Schwall:

Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is responding to your letter dated January 30, 2009, relating to the above-referenced filings (the “Filings”).  The comments contained in that letter and the Company’s responses are set forth below.  The Company intends to amend its Form 20-F for the Transition Period Ended May 31, 2008 (the “Form 20-F/A”) and will file such amendment following the resolution of the comments in a manner satisfactory to the Commission.  All figures in this document are expressed in Canadian Dollars.

FORM 20-F/A FOR THE TRANSITION PERIOD ENDED MAY 31, 2008

GENERAL

SEC COMMENT:

1.

Please number the pages to your financial statements.

PETAQUILLA’S RESPONSE:

The Company acknowledges the Commission’s comment.  The Company will number the pages in its Form 20-F/A.

PETAQUILLA MINERALS LTD.

SUITE 410, 475 WEST GEORGIA STREET, VANCOUVER, BC  CANADA  V6B 4M9

TELEPHONE:  604-694-0021          FACSIMILE:  604-694-0063          WWW.PETAQUILLA.COM

RISK FACTORS, PAGE 13

THE REQUIREMENTS OF THE LEY PETAQUILLA MAY HAVE AN ADVERSE IMPACT…, PAGE 16

SEC COMMENT:

1.

We note your disclosure that you have transferred your indirect interest in the copper deposits held by Minera Petaquilla, S.A. to Petaquilla Copper Ltd. We also note your disclosure that Minera Petaquilla, S.A. holds the Petaquilla concession.  Please advise us regarding the effect of the transfer of your interest in the copper deposits held by Minera Petaquilla on the concession as it relates to your rights to explore the Molejon gold deposit.  In addition, please advise us regarding any related risks to you as they existed at the time you filed your annual report.  For example, please clarify how the requirements of the Ley Petaquilla may have an adverse impact on your company since the transfer of your interest in the copper deposits held by Minera Petaquilla.

PETAQUILLA’S RESPONSE:

The Company’s disclosure states that its operations in Panama are governed primarily by Law No. 9 of the Legislative Assembly of Panama (the “Ley Petaquilla”), a project-specific piece of legislation enacted in February 1997 to deal with the orderly development of the Petaquilla concession, including the Molejon gold deposit.  The Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A. (“Minera Petaquilla”), a Panamanian company formed in 1997 to hold the Petaquilla mineral concession covering approximately 136 square kilometers in north-central Panama.

As background, in February 1997, the Petaquilla concession was held by GeoRecursos Internacional, S.A. (“GeoRecursos”), formerly a wholly-owned subsidiary of the Company.  GeoRecursos and Petaquilla Minerals Ltd. (then named Adrian Resources Ltd.) entered into an agreement with Inmet Mining Corporation, Teck Corporation, and Minera Petaquilla transferring the concession to Minera Petaquilla coincident with the approval of the Ley Petaquilla by the Government of Panama.  Minera Petaquilla was established for the purposes of the ownership of the concession and the exploration, development and the operation of one or more mines on the concession.  The parties’ agreement was intended to reflect each party’s rights and obligations to each other and in respect of Minera Petaquilla.

As per the Company’s disclosure, on October 18, 2006, the Company entered into a plan of arrangement with Petaquilla Copper Ltd. (“Copper”), whereby the Company effectively transferred its wholly-owned subsidiary, GeoRecursos, and, thereby, the Company’s interest in the copper assets within the Petaquilla concession lands to Copper.  However, the transfer of the Company’s interest in the copper deposits does not affect its interest nor its rights to explore the Molejon gold deposit.  Pursuant to the Molejon Gold Project Agreement dated June 1, 2005, a copy of which has been provided in Schedule “A” attached hereto, the shareholders of Minera Petaquilla agreed to transfer the portion of the concession on which the Molejon gold deposit is situated to Petaquilla Minerals Ltd.  All rights, title and interest in the Molejon gold deposit were transferred to Petaquilla Minerals Ltd. in September 2005 when the Government of Panama approved the multi-phased mine development plan by Ministerial Resolution.

The related risks to Petaquilla as they existed at the time it filed its annual report (i.e., how the requirements of the Ley Petaquilla may have an adverse impact on the Company since the transfer of its interest in the copper deposits held by Minera Petaquilla) are unchanged.  The reason the risks have not changed is because the Ley Petaquilla continues to govern the development of the Petaquilla concession, including the Molejon gold deposit, as it is located within the boundaries of the Petaquilla concession.

For more information on the requirements of the Ley Petaquilla, please refer to attached Schedules “B” and “C”, consisting of the original Spanish version of the “Gaceta Oficial Organo del Estado” (official paper of the Legislative Assembly of Panama) and the English translation, respectively.

INFORMATION ON OUR COMPANY, PAGE 20

FINANCING AGREEMENT WITH TECK CORPORATION, PAGE 21

SEC COMMENT:

2.

We note your disclosure that in connection with your financing agreement with Teck Corporation, you agreed to grant Teck Cominco Limited the right to earn fifty percent of, among other things, your interest in the “Petaquilla Property”.  We also note that such term is not defined in your filing.  Please clarify whether Teck Corporation's rights extend to your interest in the Molejon gold deposit.

PETAQUILLA’S RESPONSE:

Teck Corporation’s rights extended only to the Copper assets within the Petaquilla concession lands, and such assets were transferred to Copper as described in the Company’s response to Comment 2 above.  As discussed with Mr. George Schuler at the Commission, the Company intends to remove substantially all of the disclosure relating to Copper in the Form 20-F/A, including the discussion of this financing agreement, as it is no longer relevant to the Company and its current operations.

BUSINESS OVERVIEW, PAGE 25

MOLEJON PROPERTY – PANAMA, PAGE 27

SEC COMMENT:

3.

Please expand your disclosure to describe the material effects of governmental regulation on your Molejon project.  See Item 4.B.8 of Form 20-F.  For example, please describe in this section the governmental approvals required in connection with such project.

PETAQUILLA’S RESPONSE:

The Republic of Panama (the “State”), through the Ministry of Commerce and Industry, is the regulatory body, overseeing the Petaquilla concession and the development thereof.  Law No. 9, the Ley Petaquilla, passed by the Legislative Assembly of Panama on February 26, 1997, comprises the agreement between the State and the corporation of Minera Petaquilla, S.A. and its affiliates.

The agreement expresses each party’s rights and obligations.  The majority of the Company’s obligations require that the State be provided with a variety of reports and studies, payment of surface canons, access and usage of port installations, evidence of bonding, etc.  An example of an obligation that requires government approvals concerns the environment and states that an Environmental Feasibility Study specific to the project area in which the respective extradition will take place must be submitted to the General Direction of Mineral Resources of the Ministry of Commerce and Industries.  Said study shall be evaluated and its approval, modification or rejection shall be defined within a term of 45 days counted as of the date of its presentation to the General Direction of Mineral Resources.  After the end of this term, if there is no statement from the General Direction of Mining Resources, the Environmental Feasibility Study shall be considered approved.

The Company will update its disclosure to include the foregoing in its Form 20-F/A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS, PAGE 53

OPERATING RESULTS, PAGE 53

SEC COMMENT:

4.

We note your disclosure that you changed your fiscal year end from April 30 to May 31, and that you made such change to demonstrate to the Panamanian government that you had sufficient funds to continue work on the mine.  Please advise us how your change in fiscal year end would demonstrate such information to the Panamanian government.

PETAQUILLA’S RESPONSE:

As discussed with Ms. Joanna Lam at the Commission, a response to this comment was effectively submitted to the Commission in a separate response letter on February 26, 2009.

SEC COMMENT:

5.

Please expand your discussion regarding your results of operations to discuss the causes of material changes from year to year in your financial statement line items.  For example, please discuss, with respect to your 13 months ended May 31, 2008, the gain on the sale of investments of $4,697,182, the $4,715,413 loss from equity investment and the gain of $13,277,095 on dilution of equity investment.  See Item 5 of Form 20-F.

PETAQUILLA’S RESPONSE:

In the thirteen months ended May 31, 2008, other income increased by $14,376,025 to $15,255,358, compared to $879,333 in the fifteen months ended April 30, 2007.  Increase in other income is due to the following: (i) the Company  recorded a foreign exchange gain of $1,670,879 compared to a foreign exchange loss of $836,847 for the fifteen months ended April 30, 2007, which was primarily the result of a significant increase in the exchange rate from Canadian dollars to United States dollars; (ii) the Company recorded a gain of $4,697,182 on the transfer of 1,815,069 Copper shares back to Copper in settlement of the amount owing to Copper as at December 31, 2007, but no similar gain was realized in the same period of the prior year; (iii) the Company recorded $149,511 from power and drilling services provided to Copper compared to nil in the fifteen months ended April 30, 2007 due to no such services being provided in such period; and (iv) the Company recorded an equity loss of $4,715,413 compared to $1,773,000 in the fifteen months ended April 30, 2007 and dilution gain of $13,277,095 compared to $3,080,000 in the fifteen months ended April 30, 2007 related to its investment in Copper, which equity loss reflects the Company’s portion of the losses that are attributed to its percentage ownership in Copper. The dilution gain resulted from the issuance of Copper shares to unrelated third parties where the issue price was greater than the Company’s carrying cost of Copper.

The foregoing increases were offset by the Company having interest income of $133,245 compared to $352,880 for the fifteen months ended April 30, 2007, which was due to lower cash balances compared to the prior period

Expenses for the thirteen months ended May 31, 2008 decreased by $9,242,125 to $19,599,658 compared with $28,841,783 for the fifteen months ended April 30, 2007 due to the following: (i) a decrease in stock-based compensation by $14,632,185, due to fewer options being granted and the decreasing fair market value of the common shares; (ii) a decrease in travel expense by $686,809 due to fewer employees and consultants traveling abroad; (iii) an increase in the office administration costs by $1,624,530 due to the increase in insurance expense, additional employees, rent for new offices in Panama and the donations to locals which are now being expensed; (iv) an increase in accounting and legal by $622,485 due to additional work performed as a result in the increase of activities of the Company; (v) accretion of asset retirement of $365,083 and incurred financing costs during the thirteen months ended May 31, 2008 due to the closing of the first tranche financing of the debt financing of $3,974,266 in May 2008; (vi) stock-based compensation, a non-cash expense, was $5,754,085 compared with $20,386,270 in the fifteen months ended April 30, 2007; (vii) office administration increased to $2,596,466 from $971,936 for the thirteen months ended May 31, 2008 as a result of an increase in the number of operating offices in Panama; and (viii) consulting fees decreased to $984,079 during the thirteen months ended May 31, 2008 from $1,077,362 in the fifteen-month period of the prior year as a result of reduced use of consultants.

The net loss for the thirteen months ended May 31, 2008 was $4,344,300 or ($0.05) loss per basic and diluted share compared to a net loss for the fifteen months ended April 30, 2007 of $27,962,450, or a loss of ($0.35) per basic and diluted share. The difference is largely accounted for by the decrease in stock-based compensation, foreign exchange gain, loss from equity investment, the recognition of the equity loss and gain on dilution of the equity investment in Copper and the sale of Copper shares in the period.

The Company will update its disclosure to include the foregoing in its Form 20-F/A.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 54

SEC COMMENT:

6.

We note your auditor's report includes an explanatory paragraph indicating there is substantial doubt about your ability to continue as a going concern. Please disclose the pertinent conditions that give rise to this assessment, the possible effects of such conditions and your plans to overcome these financial difficulties, indicating how you intend to generate cash to support your operations during the following twelve months, to comply with Section 607.02 of the Financial Reporting Codification.

PETAQUILLA’S RESPONSE:

The Company has not generated any operating revenues to date and has experienced recurring operating losses and accumulated a deficit of $83,865,382 as at May 31, 2008 (April 30, 2007 - $79,521,082). Also the Company had a working capital deficiency of $3,692,913 at May 31, 2008 (April 30, 2007 - $4,220,761). These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s continued operations, as intended, are dependent upon its ability to raise additional funding to meet its obligations and to attain profitable operations. Management’s plan in this regard is to raise equity and debt financing as required and while it has been successful in the past there can be no assurance that it will be able to do so in the future.

The Company will update its disclosure to include the foregoing in its Form 20-F/A.

CONTROLS AND PROCEDURES, PAGE 84

SEC COMMENT:

7.

We note your disclosure that your management concluded that your internal control over financial reporting was not effective as of May 31, 2008.  We also note your disclosure that management has identified certain areas where it can improve process controls and that management intends to incorporate these changes into the control over the financial reporting over the next twelve months.  Please expand your disclosure regarding your plans for taking remedial actions with respect to the identified material weaknesses.  For example, please describe your plans for addressing the material weaknesses and quantify the anticipated costs of such remedial measures.

PETAQUILLA’S RESPONSE:

The Company does not have sufficient accounting resources at one of its subsidiaries in order to account for and apply internal control to transactions origination at the subsidiary.  There is a lack of detective and preventative controls with regard to oversight of recorded transactions at one of its operating subsidiaries. The Company intends to hire additional accounting staff with the requisite skills in order to ensure that appropriate controls are applied to transactions origination and recording.  Further, the Company intends to have its head office staff performs detailed review of key balances to ensure amounts are recorded appropriately. The expected cost to hire the additional staff is expected to be $150,000 to $200,000.

The information technology configuration at one of the Company’s subsidiaries does not have the appropriate system privileges set up for each job function.  The Company intends to convert its accounting system to SAP Business One Solution on September 1, 2008.  This will ensure that the appropriate privileges are reflective of the job function of each user.  Cost related to the conversion has been substantially incurred in the 13 months ended May 31, 2008.  The estimated remaining cost to complete during fiscal 2009 will be $15,000 to $25,000.

The Company will update its disclosure to include the foregoing in its Form 20-F/A.

SEC COMMENT:

8.

Please provide a statement that your registered public accounting firm that audited your financial statements included in your annual report has issued an attestation report on management's assessment of your internal control over financial reporting.  See Item 15(b)(4) of Form 20-F.

PETAQUILLA’S RESPONSE:

The Company acknowledges the Commission’s comment.  The Company will include the following statement in its Form 20-F/A: “The Company’s independent registered public accounting firm has issued an opinion on the effectiveness of the Company’s internal control over financial reporting as of May 31, 2008. The report can be found in the ‘Independent Auditor’s Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States of America).’

SEC COMMENT:

9.

We note your statement that “[o]ther than the foregoing, during the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”  Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

PETAQUILLA’S RESPONSE:

The Company acknowledges the Commission’s comment.  The Company will include the following statement in its Form 20-F/A: “During the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

Exhibits, page 89

SEC COMMENT:

10.

Please file all material contracts required by the Instructions to Exhibits in Form 20-F.  For example, please file the Molejon Gold Project Agreement dated June 2, 2005, and your employment agreement with Bassam Moubarak.  In addition, please file your plan of arrangement with Copper that was effective on October 18, 2006 or confirm, if true, that such agreement is not to be performed in whole or in part after the filing of your annual report.

PETAQUILLA’S RESPONSE:

The Company acknowledges the Commission’s comment. The Company will file all material contracts with its Form 20-F/A, which include (i) the Molejon Gold Project Agreement dated June 2, 2005, attached hereto as Schedule “A”, and (ii) the employment agreement between the Company and Bassam Moubarak dated February 11, 2008, attached hereto as Schedule “D”.  The Company hereby confirms that the plan of arrangement between the Company and Copper effective as of October 18, 2006, is not to be performed in whole or in part after the filing of the Company’s annual report.

Financial Statements

SEC COMMENT:

11.

We note you have changed your fiscal year end from January 31 to April 30 and from April 30 to May 31, and these changes resulted in you filing transition reports that included audited financial statements for the fifteen month period ended April 30, 2007 and the thirteen month period ended May 31, 2008.  Please note that Rule 13a-10(g)(2) of the Exchange Act does not allow a transition report to cover a period longer than twelve months.

With regard to the change in your fiscal year end from January 31 to April 30, we note you announced this change on March 14, 2007 in a Form 6-K submitted on May 10, 2007.  Since you announced the change after the end of your fiscal year, you were required to file an annual report for the fiscal year ended January 31, 2007 on or before July 31, 2007.  In addition, you were required to file a transition report for the period February 1, 2007 to April 30, 2007.  This transition report should have been filed on or before July 31, 2007.  Refer to Rule 13a-10(g)(4) of the Exchange Act for additional guidance.

Please tell us the date you determined to change your fiscal year end from April 30 to May 31.  If the determination date was before April 30, 2008, you were required to file a transition report for the one month period ended May 31, 2007 and an annual report for the fiscal year ended May 31, 2008.  In this case, the transition report may be included with the annual report.  However, if the determination date was after April 30, 2008, you were required to file an annual report for the fiscal year ended April 30, 2008 on or before October 31, 2008.  A separate transition report for the one month ended May 31, 2008 would be required, except you may include this with your next annual report for the fiscal year ended May 31, 2009.  Refer to Rule 13a-10(g)(5) of the Exchange Act for additional guidance.

Please contact us by telephone to discuss the filing of your transition reports to comply with the guidance we have provided.

PETAQUILLA’S RESPONSE:

As discussed with Ms. Lam of the Commission, a response to this comment was effectively submitted to the Commission in a separate response letter on February 26, 2009.

SENIOR SECURED NOTES

SEC COMMENT:

12.

We note it is your accounting policy to expense financing costs in the period in which they are incurred and that you expensed $3,974,266 of financing costs in conjunction with the issuance of senior secured notes in 2008.  Please note that under U.S. GAAP, debt issuance costs are capitalized and amortized over the life of the underlying debt instrument under the guidance of EITF 86-15.  Please tell us why you have not addressed this difference in accounting at Note 27.

PETAQUILLA’S RESPONSE:

The Company acknowledges the Commission’s comment.  The Company will include the appropriate disclosure in its U.S. GAAP reconciliation note in the Form 20-F/A.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

MINERAL PROPERTIES

SEC COMMENT:

13.

We note for U.S. GAAP purposes you expense exploration costs relating to unproven mineral properties.  Further, we note for U.S. GAAP purposes you have expensed all costs that for Canadian GAAP purposes were capitalized and classified as Mineral Properties on your balance sheets.  Tell us the extent to which these costs represent acquisition costs of mineral rights, which would be capitalized under U.S. GAAP in accordance with the guidance in EITF 04-02 and subject to impairment testing under SFAS 144 and EITF 04-3.

PETAQUILLA’S RESPONSE:

None of the expensed mineral properties expense under US GAAP reflects any acquisition cost of mineral rights.  The Company did not incur any costs in acquiring the rights. The Company is subject to an administrative law that was originally adopted in 1997 that gives the Company the right to explore and develop the property in question.

SEC COMMENT:

14.

We also note that for U.S. GAAP purposes, you expensed $3,938,717 of deferred amortization on mining equipment and $3,927,704 of plant equipment costs.  Tell us whether the plant equipment costs are presented net of accumulated amortization.

PETAQUILLA’S RESPONSE:

The plant equipment is not presented net of accumulated amortization. The $3,927,704 is the gross value of the equipment. The $3,938,717 of deferred amortization on mining equipment relates to the property and equipment classified on the balance sheet.

FORM 6-K FURNISHED NOVEMBER 28, 2008

SEC COMMENT:

15.

We note your disclosure that you are an emerging gold producer scheduled to bring your Molejon gold project into production in the latter half of December 2008.  We further note your disclosure that on November 26, 2008 the National Authority of the Environment approved your environmental impact study and mandated “other measures.”  You also disclose in your report on Form 6-K furnished on January 20, 2009 that the conditions must be satisfied before you “can attain full commercial production” of the Molejon gold mine.  Please inform us supplementally regarding the additional measures mandated by the National Authority of the Environment, the restrictions imposed on your operations until you have satisfied such mandates, and your progress in satisfying these mandates.  In addition please advise us of your current process facility operational status, i.e. mechanical completion, wet commissioning, commissioning, and/or production level.

PETAQUILLA’S RESPONSE:

The approval dated November 26, 2008 set out a total of 40 conditions to be satisfied by the Company.  Of the 40 conditions, 13 were to be satisfied before the commencement of operations.  The wording in these 13 conditions stated that the conditions had to be satisfied “prior to initiating operations”, “prior to initiating operation of the work”, “prior to initiating the operation phase of the work”, “prior to initiating the works” or “prior to initiating the execution of the Project.”  The Company interpreted these phrases to mean the commencement of commercial production, which implicitly means that the operations are conducted for the purpose of earning revenues.

The 13 conditions varied in complexity, ranging from erecting a sign to carrying out a “population dynamics study”.  In addition, many of the 13 conditions did not apply to the Company’s operation (e.g., the requirement to implement an Acid Rock Drainage Prediction and Control Program since the rock at Molejon is non acid-generating).  Other conditions had already been satisfied by the Company.  Of the 27 other “conditions”, many were re-statements of conditions that had been in place for several years, and with which the Company had complied, and with which it continues to comply.

In summary, the conditions set out by the National Authority of the Environment (the “ANAM”) taken in their entirety indicated a lack of knowledge of the mining industry in general by the ANAM and a lack of knowledge of the Company’s proposed operation in particular.  This was not unexpected, since there are no commercial metal mining operations in Panama.  As a result, the Company formed a working group to deal with the ANAM in order to formulate a more realistic set of conditions which more accurately reflect the actual conditions at the Molejon site.  The Company expects the ANAM to submit this revised set of conditions by the third week in March, 2009; indications are that the number of conditions will more accurately reflect the current conditions at the Molejon site.

In the meantime, the Company has been carrying out pre-production testing at the Molejon site.  An average of more than 575 tons of material per day has been put into the circuit.  Although the purpose of these testing procedures is not to produce revenues, gold will be produced, and the Company expects to pour its first dore bar by March 31, 2009.

ENGINEERING COMMENTS

PROPERTY, PLANTS AND EQUIPMENT, PAGE 30

SEC COMMENT:

16.

We note that you refer to the Molejon gold deposit as being in the advanced development and preproduction phase.  The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf).  The term development stage may be appropriately used when companies are engaged in preparing reserves for production, and the term production stage would apply when companies are engaged in commercial-scale, profit-oriented extraction of minerals.  Since you do not disclose any reserves as defined by Guide 7, please revise all disclosures using the terms develop, development or production throughout your document, to replace this terminology, as needed, with terms such as explore or exploration.  It should be clear that you have not progressed beyond the exploration stage for any of your properties.  This includes disclosure under this heading, also on page 13 under Risk Factors, and the use of these terms in the Financial Statement head notes and footnotes.  Please see Instruction 1 to paragraph (a) of Industry Guide 7 if you require further clarification.

PETAQUILLA’S RESPONSE:

The Company acknowledges the Commission’s comment and will revise its disclosure accordingly in the Form 20-F/A

EXPLORATION - RESULTS OBTAINED BY US OR ON OUR BEHALF, PAGE 38 & 40

SEC COMMENT:

17.

We note you have discussed sample ranges by describing the encouraging results obtained from your program with values of up to 0.94% copper.  When reporting the results of sampling and chemical analyses, please address each of the following points regarding mineralization of existing or potential economic significance on your property:

•

Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

•

Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

•

Eliminate all disclosure of the highest or best values/grades of sample sets.  Present a balanced disclosure of the drill and sampling results.

•

Eliminate grades disclosed as “up to” or “as high as” or "ranging from."

•

Eliminate statements containing grade and/or sample-width ranges.

•

Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

•

Generally, use tables to improve readability of sample and drilling data.

•

Soil samples may be disclosed as a weighted average value over an area.

•

Refrain from reporting single soil sample values.

•

Convert all ppb quantities to ppm quantities for disclosure.

•

Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

PETAQUILLA’S RESPONSE:

As discussed in response to Comment 3 above and with Mr. Schuler at the Commission, the Company intends to remove substantially all of the disclosure relating to Copper in the Form 20-F/A, including this disclosure.

EXPLORATION - RESULTS OBTAINED BY US OR ON OUR BEHALF, PAGE 40

SEC COMMENT:

18.

We note that you disclose several quantity estimates using multiple cutoff grades.  As the cutoff grade is a critical component used to evaluate the potential of mineral properties, we believe that further clarification is warranted.  Please disclose the key assumptions associated with each cutoff grade for each of your estimates; and explain how the cutoff grade or tenor used to define your mineral resource has reasonable prospects for economic extraction.  It should be clear that you have utilized reasonable assumptions for the location, deposit scale, continuity, mining method, metallurgical processes, recovery parameters, operating costs, and metal prices, e.g. based on a three-year historic average.

PETAQUILLA’S RESPONSE:

As multiple cutoff grades are commonly used in resource appraisals without economic assumptions, the Company has disclosed a full spectrum of cutoff grades in tabular form in order to show the full spectrum of modeled mineralization and to give readers a complete view of the geologic potential. Because resource appraisals are not based on economics, the rationale for presenting cutoff grades is somewhat arbitrary and done in logical increments to see the impact on the resource numbers.  Cutoffs have been provided not to suggest the reserves are present but only to see the impact of cut-outs on resource numbers and not the actual cutoffs that will be determined by mine planning and economic analysis.

Notwithstanding the discussion above, part of the Canadian Institute of Mining’s definition of a “mineral resource” assumes that there is some reasonable prospect of economically extracting the mineral of interest.  This is based on a Qualified Person’s (as defined per National Instrument 43-101, Standards of Disclosure for Mineral Projects) previous experience at other mines or with previous feasibility assessments.  In the Company’s case, the SRK report on Molejon used a range of different cutoff grades and included the statement that their chosen cutoff value of 0.5 g/t was based on previous economics from a 1995 report.  This value is within a range of cutoff values realized at other projects around the world; thus it is reasonable given previous work at Molejon and the Qualified Person’s previous experience at other projects.  However, until an economic analysis can be completed, the normal convention for resource level reporting is to show several example cutoff values as it is not known what the results of an economics and mining study would show.

EXPLORATION - RESULTS OBTAINED BY US OR ON OUR BEHALF, PAGE 42

SEC COMMENT:

19.

We note you reference a resource estimate with no cut-off grade applied for a total resource of over 2.8 million ounces of gold.  A statement of this nature generally describes mineralization without regard to economic considerations or viability.  All mineral resources must have reasonable prospects for economic extraction.  For both operating mines and undeveloped properties, this means that any reportable resource estimates must be delimited using an economically based “cutoff” to segregate resources or quantity estimates from just mineralization.  Please remove this statement from your filing.

PETAQUILLA’S RESPONSE:

The Company acknowledges the Commission’s comment.  The Company will remove this disclosure in the Form 20-F/A.

CONCLUSION / RESERVES, PAGE 48

SEC COMMENT:

20.

We note your description of the final study which concluded that the mineable reserves for the Petaquilla, Botija and Valle Grande deposits (measured and indicated only) total 1.115 billion tonnes grading 0.50% Cu, 0.09 g/t Au, 0.155 MoS2 as well as recoverable silver.  We understand that the estimates are actually proven and probable reserves rather than measured, indicated, and inferred resources.  If you agree, please revise accordingly.  It also appears that the MoSO2 grade should be stated as 0.015%.

PETAQUILLA’S RESPONSE:

As discussed in response to Comments 3 and 18 above and with Mr. Schuler at the Commission, the Company intends to remove substantially all of the disclosure relating to Copper including the information noted in the above comment.

As your letter requested, in connection with responding to your comments, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company welcomes the opportunity to discuss the foregoing points further, if necessary, and to clarify any open questions you may have at your convenience.  I can be reached at (604)-694-0021.

Sincerely,

/s/ Bassam Moubarak
Bassam Moubarak
Chief Financial Officer
Petaquilla Minerals Ltd.

cc:

Graham Scott, VECTOR Corporate Finance Lawyers

Richard Schroeder, Ernst & Young LLP

Thomas M. Rose, Esq., Troutman Sanders LLP